UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53703
CUSIP NUMBER:	35804K 109

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	February 28, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

FRESH TRAFFIC GROUP INC.
Full Name of Registrant

Former Name if Applicable

201 Portage Ave, Suite 1680
Address of Principal Executive Office (Street and Number)

Winnipeg Manitoba R3B 3K6
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the period ended November 30, 2010 will not be submitted by the deadline due to a situation where the workload exceeds available personnel and the Company auditor does not have sufficient time to review and consent to the financial statement presentation.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	JEREMY BOOTH	204	942-4200
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
The Company expects results of operations to show increases in revenues and costs of operations for this period over the corresponding period in the last fiscal year.  These increases are as a result of the acquisition of Fresh Traffic Group Corp. which has operations and revenues.

Gross profits for the six month period ending February 28 have increased to approximately $95,000 from $31,000 in the prior  comparable period.  Operating expenses have increased to approximately $141,000 from $55,631 in the prior comparable period largely due to an increases in investor relations and professional fees related to the public listing.

The Company expects to report a net loss of approximately $127,000 compared to $24,000 in the prior comparable period, $73,848 of which is which amount reflects a loss related to the issuance of shares for date and the different between the book value of the loan payable and the market value of the 2,400,000 shares issued on the date of settlement.

FRESH TRAFFIC GROUP INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 14, 2011	By:	/s/ Jeremy Booth
		Name:	Jeremy Booth
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).